Exhibit 99.1

HUB Cyber Security Strengthens Board and Provides Governance Update

Appointment of Vineet Malhotra Adds Regulated Banking and Payments Expertise as Company Reaffirms Shareholder-Protective Capital Approach

Tel Aviv, Israel – December 22, 2025 – HUB Cyber Security Ltd. (Nasdaq: HUBC) (“HUB” or the “Company”), a global provider of confidential computing and secured data fabric technologies, today announced the appointment by its shareholders of Vineet Malhotra to its Board of Directors and provided a governance and capital framework update as the Company advances its long-term strategy.

Board of Directors Update

The Company’s expanded Board of Directors reflects a governance structure aligned with HUB’s focus on regulated infrastructure, financial systems, and risk-managed execution. Following the appointment of Mr. Malhotra, the Board includes independent members Renah Persofsky, Chairperson (governance and finance); Vineet Malhotra (banking and payments); Shlomo Bibas (strategy and technology); and Ilan Flato (capital markets, governance and regulatory affairs). They are joined by Major General (Ret.) Uzi Moscovici (national security and risk oversight and former HUB CEO and chairman) and Noah Hershcoviz, Chief Executive Officer, as Board members.

Appointment of Vineet Malhotra

Mr. Malhotra brings over two decades of senior leadership experience building and operating regulated banking and payment platforms on a global scale. He most recently served as Managing Director and Global Head of Simplii Financial, the digital bank of Canadian Imperial Bank of Commerce (CIBC). His appointment strengthens the Board’s oversight across financial infrastructure, transaction systems, and regulated execution.

Capital Framework and Shareholder Protection

The Company recently published a proxy statement calling for its shareholders to approve a reverse share split. The Company’s management emphasizes that any consideration of such a step would be undertaken only if required to protect shareholders and make HUB’s shares more attractive to a broader range of investors, or in order to maintain compliance with Nasdaq listing requirements, if necessary, and avoid potential outcomes that may be detrimental to long-term shareholder value.

“We are strengthening HUB’s governance framework to match the scale, responsibility, and regulatory complexity of the systems we are building,” said Noah Hershcoviz, CEO of HUB. “We have deliberately expanded our Board with leaders who have operated regulated financial, security, technology and public-company infrastructure at scale, thereby enhancing the Company’s execution discipline, risk oversight, and long-term value creation.

We have also recently received shareholder approval to increase our authorized share capital, providing flexibility to support financing and strategic initiatives while also seeking approval for actions that maintain appropriate shareholder protections. Any steps taken in this regard would be implemented only if necessary to protect shareholder interests and/or maintain Nasdaq compliance.

HUB’s focus remains unchanged: disciplined execution, platform strength, and the creation of durable, long-term value.”

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd. (Nasdaq: HUBC) is a global leader in confidential computing, AI-driven data fabric, and cybersecurity. HUB’s Secured Data Fabric (SDF) empowers organizations to virtualize, secure, and analyze sensitive data across borders and silos generating real-time intelligence while meeting the highest regulatory standards. With operations across North America, Europe, and Israel, HUB partners with Fortune 100 companies, global banks, and sovereign institutions to secure the next generation of digital infrastructure.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by HUB and the following: (i) significant uncertainty regarding the adequacy of HUB’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023, which may harm Israel’s economy and HUB’s business; (iii) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB in connection with our previously announced internal investigation or otherwise; (v) the ability to meet stock exchange continued listing standards and remain listed on the Nasdaq; (vi) competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; and (x) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB’s Annual Report on Form 20-F filed on May 1, 2025. Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning HUB or other matters addressed in this press release and attributable to HUB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations

Lytham Partners

Ben Shamsian

646-829-9701

shamsian@lythampartners.com